EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended October 31, 2017, the KKR Income Opportunities Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss)   $ (576,836)
Accumulated Net Realized Gain/(Loss)   $ 576,836
Paid-in Capital      $ -

The reclassifications have no effect on net assets or net asset value per share.